UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-36587

Catalent, Inc.

(Exact name of registrant as specified in its charter)

14 Schoolhouse Road, Somerset, New Jersey 08873

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1).

On December 18, 2024, Catalent, Inc., a Delaware corporation (“Catalent”), Creek Parent, Inc., a Delaware corporation (“Parent”), and Creek Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of February 5, 2024 (the “Merger Agreement”), by and among Catalent, Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into Catalent, with Catalent surviving such merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Catalent, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CATALENT, INC.

Date: December 30, 2024	By:	/s/ JOSEPH A. FERRARO
Joseph A. Ferraro
Senior Vice President, General Counsel, Chief Compliance Officer & Secretary